UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of March, 2012

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated March 2, 2012	3 – 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2012	Cameco Corporation

	By:	“Gary M. S. Chad”
Gary M. S. Chad
Senior Vice-President, Governance,
Law and Corporate Secretary

Exhibit 1

TSX: CCO NYSE:CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Announces Agreement to Acquire Majority

Ownership of the Millennium Project

Saskatoon, Saskatchewan, Canada, March 2, 2012 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has entered into an agreement with AREVA Resources Canada Inc. to purchase AREVA’s 27.94% interest in the Millennium project for $150 million.

The Millennium project is a proposed uranium mine located in the Athabasca Basin of northern Saskatchewan, Canada. The project area is one of 12 mineral claims held by the Cree Lake Extension Joint Venture exploration project, which is currently owned by Cameco (41.96%), JCU (Canada) Exploration Company Ltd. (30.1%), and AREVA Resources Canada Inc. (27.94%). Cameco is the operator.

Under the agreement, the Millennium mineral claim, consisting of 590 hectares of land, will be designated as a separate project area under the Cree Lake Extension Joint Venture.

The sale to Cameco of the full amount of AREVA’s interest of 27.94% is subject to JCU (Canada) Exploration Co.’s rights of refusal on transfers under the terms of the Cree Lake Extension Joint Venture agreement.

If JCU does not exercise its rights, Cameco will acquire the entire 27.94% interest from AREVA, increasing its ownership interest in the Millennium project to 69.9%. If JCU elects to exercise its rights, it will acquire an additional 11.67% interest and Cameco will acquire an additional 16.27% interest, resulting in Cameco owning 58.23% in the Millennium project.

“This agreement gives Cameco majority ownership of Millennium and further strengthens our base of uranium assets in the Athabasca Basin consistent with our growth strategy,” said Cameco president and CEO Tim Gitzel.

Exploration on the Millennium project area to date has identified indicated resources of 50.9 million pounds of U3O8 (507,800 tonnes with an average grade of 4.55%) and inferred resources of 16.7 million pounds of U3O8 (297,800 tonnes with an average grade of 2.54%).

If production from the Millennium deposit exceeds 63 million pounds of packaged uranium concentrate, the agreement provides AREVA with a 4% royalty on revenue from 27.94% of any production that exceeds 63 million pounds.

The transaction is expected to close no later than June 6, 2012 and may close as early as March 15, 2012 depending on the timing of JCU either exercising or waiving its rights under the Cree Lake Extension Joint Venture agreement.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

Caution Regarding Forward-Looking Information and Statements

Certain information contained in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. These include the percentage interest in the Millennium project that Cameco will acquire, the statement that the agreement will further strengthen Cameco’s base of uranium assets in the Athabasca Basin and the expected closing date. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These include the assumptions that the transaction will close as expected and the possible exercise of JCU’s right to acquire an additional interest in the project. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. Those risks and uncertainties include the risk that the transaction contemplated by the agreement may not be successfully completed. Certain of these assumptions, risks and uncertainties, and others, are discussed in greater detail in Cameco’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593